May 25, 2016

Via Edgar

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	MDC Partners Inc. Form 10-K for Fiscal Year Ended December 31, 2016 Filed February 26, 2016 File No. 001-13178

Dear Mr. Spirgel:

This letter will confirm that MDC Partners and Kathryn Jacobson (Securities and Exchange Commission) have agreed that MDC Partners will submit its response to the most recent comments of the Staff of the Division of Corporation Finance on or prior to June 15, 2016.

Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1803; fax: (212) 937-4365).

Very truly yours,

/s/ Mitchell Gendel
Mitchell Gendel
General Counsel & Corporate Secretary

Enclosures

cc:	Kathryn Jacobson, Securities and Exchange Commission
Robert S. Littlepage, Securities and Exchange Commission
Scott Kauffman, Chairman and Chief Executive Officer
David Doft, Chief Financial Officer
Christine LaPlaca, SVP, Accounting and Financial Reporting
Members of the Audit Committee, MDC Partners Inc.